Cira Centre
2929 Arch Street
Philadelphia, PA  19104-2808
+1  215  994  4000  Main
+1  215  994  2222  Fax
www.dechert.com

STEPHEN M. LEITZELL

stephen.leitzell@dechert.com
+1 215 994 2621  Direct
+1 215 655 2621  Fax

April 3, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention: Melissa N. Rocha, Accounting Branch Chief
                   Tia L. Jenkins, Senior Assistant Chief Accountant
                   Steve S. Lo, Staff Accountant

Re:          MWI Veterinary Supply, Inc.
Form 10-K for Fiscal Year Ended September 30, 2011
Filed November 28, 2011
Form 10-Q for the Fiscal Quarter Ended December 31, 2011
Filed February 3, 2012
File No. 000-51468

Ladies and Gentlemen:

This letter is submitted on behalf of MWI Veterinary Supply, Inc. (the “Company” or “MWI”) in response to the comments raised by the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated March 20, 2012 from Tia L. Jenkins, Senior Assistant Chief Accountant, Office of Beverages, Apparel and Mining, to James F. Cleary, Jr., President and Chief Executive Officer of the Company (the “Comment Letter”), regarding the annual report of the Company on Form 10-K that was filed with the Commission on November 28, 2011 (“Form 10-K”) and the quarterly report of the Company on Form 10-Q that was filed with the Commission on February 3, 2012 (“Form 10-Q”).  For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response.

Form 10-K for Fiscal Year Ended September 30, 2011

Notes to Consolidated Financial Statements, page 48

2. Summary of Significant Accounting Policies, page 48

Segment Information, page 48

1.
Please describe to us in greater detail your basis of organization, specifically whether you organize your operations based on geographic regions, types of markets or products. In this regard, we note your discussion of the growth rates and financial performance of your companion animal market and the production animal market in your earnings calls.  Tell us how companion animal market, production animal market or various types of products fit into your organization and whether or not these products meet the definition of an operating segment as defined in ASC 280.

Response:

As described in the Company’s Form 10-K, MWI’s primary business activity is the distribution of animal health products to veterinarians in the United States and United Kingdom.  The market for animal health products is typically split between the companion animal sector and production animal sector. Companion animals include dogs, cats, equine and other pets, while production animals include cattle, swine and other food-producing animals.  The animal health products MWI sells include pharmaceuticals, vaccines, parasiticides, supplies, specialty products, veterinary pet food and nutritional products, diagnostic supplies and equipment.  The Company serves over 24,000 veterinarian customers in the United States and nearly 1,500 in the United Kingdom.  The Company’s veterinarian customers frequently practice in both the companion and production animal sectors.  Many of the animal health products the Company distributes are used interchangeably in both sectors.

MWI also operates a pet cremation business, Memorial Pet Care, which is immaterial to its operations.  Memorial Pet Care’s revenues were approximately $400,000, $430,000, and $433,000, representing .03%, .03% and .05% of total consolidated revenues for the fiscal years ended September 30, 2011, 2010 and 2009, respectively.

Historically, the Company estimates that approximately two-thirds of its total revenues have been generated from sales to the companion animal market and one-third from sales to the production animal market.  The Company believes that providing information about the overall animal health product market is useful for its investors.  The information disclosed regarding the production and companion animal sectors is based primarily on external industry research.  Because of the interchangeable nature of many of the animal health products, the Company can only estimate which portion of its sales are ultimately going to the companion animal sector versus the production animal sector.  Additionally, the Company is not organized in such a way as to serve, monitor or account for these sectors in a way that they would meet the definition of operating segments as defined in ASC 280.

The Company’s leadership structure includes its President and Chief Executive Officer, James F. Cleary, Jr. Mr. Cleary’s direct reports include Mary Patricia B. Thompson, Senior Vice President of Finance and Administration, Chief Financial Officer and four additional United States vice presidents with responsibility over sales, marketing, operations and specialty resources.  Mr. Cleary’s direct reports also include the president of Centaur, the Company’s subsidiary in the United Kingdom.  MWI considers Mr. Cleary to be the Chief Operating Decision Maker (the “CODM”) as described in ASC 280-10-50-5 as he has ultimate responsibility and authority for allocating resources within the Company.

MWI has organized its United States sales department into geographically based sales regions.  These sales regions include field sales representatives and telesales representatives.  As of September 30, 2011, the Company had 224 field sales representatives throughout the United States as well as 170 telesales representatives. The Company does have specialists in the areas of cattle, swine and equipment to support its field sales representatives.  In the United States, the Company’s field sales representatives educate customers on new veterinary products, assist in product selection and purchasing and offer inventory management solutions. Once a field sales representative has established a relationship with a customer, the field sales representative encourages the customer to use MWI’s telesales representatives and online ordering capabilities for day-to-day customer needs. The Company’s telesales representatives and direct marketing efforts complement the Company’s field sales representatives and enable the Company to better market, service and support the sale of its products and services.  Telesales representatives process orders and generate new sales through frequent and direct contact with customers. Telesales representatives are responsible for assisting customers with ordering, purchasing decisions and general questions. Telesales representatives utilize the Company’s customized order entry system to process customer orders, access pricing, availability and promotional information about products, and research customer preferences and order history. MWI’s nine call centers are connected by its telecommunications system which enables the call centers to operate as one virtual call center.  In the United Kingdom, the Company’s sales force consists of 21 people who operate similar to the Company’s US telesales representatives.

US field sales representatives work under the supervision of a US regional sales manager within an assigned sales territory and have dedicated telesales representatives who assist in servicing their customers.  Regional sales managers report to the Company’s US vice president of sales who then reports to the Company’s CODM.  US field sales representatives call on each of the veterinarian customers in their assigned region and market all of MWI’s available animal health products, which would include products sold in both the companion animal and production animal sectors.  Accordingly, there is no organizational differentiation between field sales or telesales representatives by type of veterinary practice served, by product category or by market sector.

The Company’s operations are supported by strategically located distribution centers throughout the United States and one in the United Kingdom.  MWI’s vice president of operations oversees the Company’s distribution operations through regional operations managers who each oversee a limited number of distribution centers.  The distribution center regions are not organized along the same geographic lines as MWI’s sales regions.  The other vice presidents reporting to the CODM (marketing, specialty resources and finance and administration) are not organized under a regional structure but are managed at the consolidated level.

Based on the Company’s organization structure it has determined that the Company’s United States and United Kingdom businesses are each operating segments based on the criteria established in ASC 280-10-50-1 as follows:

a.	Each engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the Company).

b.	Each business unit’s operating results are regularly reviewed by the CODM to make decisions about resources to be allocated to the segment and assess its performance.

c.	Each has discrete financial information available.

The CODM regularly reviews the Company’s consolidated operating results as well as the separate operating results of the United States and United Kingdom businesses from discrete financial information that includes, in each case, income statements, balance sheets and cash flow statements.  Additionally, the CODM regularly receives sales reports for the United States business by sales region and by market sector (small animal, cattle, equine, swine and other supplies).  Many products are interchangeable between companion and production animals.  This sales report also includes gross margin for each of the US regions and market sectors, however, this gross margin is not relied upon for decision making as back-end margin arising from vendor rebates and incentives is not included in this report and so it does not give a true indication of the actual gross margin but is used rather as a tool to direct sales efforts.

Since the Company does not have discrete financial information by region, by product category or by market sector, no customer segmentation, geographic segmentation, product category or market sector in the United States meets the definition of an operating segment as defined in ASC 280.  Accordingly, the Company considers its business in the United States as one operating segment with the sole exception of Memorial Pet Care (the Company’s pet cremation business) which the Company has excluded for segment reporting purposes due to the immateriality of this business to the Company’s operations.  Based on current organization and reporting structure and information available to the CODM, the Company has determined that its United Kingdom business is also an operating segment based on the criteria of ASC 280.

2.
You disclose that you identified two operating segments based on geographic areas but aggregate the segments based on similar operating margins.  We further note your disclosure on page 34 that discusses the fact that your gross margins in your Centaur business (UK) are generally lower.  Please provide us your analysis which supports your basis for aggregation as prescribed in ASC 280-10-50-11, specifically addressing the disparity in margins between the US operations and Centaur in the United Kingdom.  Explain further your disclosure on page 34 that discusses the Centaur margins generally being lower than MWI’s margins.

Response:

The Company considered ASC 280-10-50-11 with respect to its United States and United Kingdom operating segments and concluded that they meet the aggregation criteria for reporting as a single segment.

In considering whether these segments have similar economic characteristics, the Company determined that its two operating segments have similar operating margins and are expected to maintain this similarity in the future. The Company measures operating margin for this purpose as EBITDA as a percentage of revenues (“EBITDA margin”). The Company defines “EBITDA” as net income before interest, taxes, depreciation and amortization. While the Company notes that the example given in ASC 280-10-50-11 utilizes long-term average gross margin, the Company believes that EBITDA margin is a stronger indicator of long-term financial performance and is a metric commonly reviewed by the CODM.  While the US and UK businesses have similar operating models and EBITDA margin characteristics, the US has a larger sales force that is incentivized to capture sales and the UK provides higher customer incentives. The US business has relatively higher gross margins compared to the UK business primarily due to differences in incentives offered to customers in the UK and relatively higher selling, general and administrative (“SG&A”) costs due to higher distribution center labor and a larger sales force included in SG&A compared to the UK.  At the EBITDA margin level these operational differences largely offset, which provides for similar EBITDA margins as described below.  The Company has disclosed the nature of these operational differences in its MD&A discussions on gross margin and SG&A costs to explain fluctuations in gross margin and SG&A costs as a percent of sales during the first year of acquisition on a comparable basis to the prior year.

For fiscal 2011, the first full year of operation of the Company’s UK segment, EBITDA margin in the US business was approximately 5%, which is consistent with the historical results for the

US business, and the UK business was approximately 3%, which is consistent with the eight months that the Company owned the UK business during the year ended September 30, 2010.  Additionally, the budgeted margins did not change for either business for fiscal year 2012.  The Company believes that these EBITDA margins are consistent with the objective and basic principle of ASC 280-10-50.  The Company monitors these economic characteristics on a regular basis to ensure that aggregation continues to be appropriate.

The Company concluded that because the economic characteristics are similar and expects that trend to continue going forward, the Company’s consideration of the other aggregation criteria in ASC 280-10-50-11 is as follows.

a.
Nature of products and services – Both businesses distribute animal health products to be used by veterinarians such as pharmaceuticals, parasiticides, diagnostics, supplies and nutrition and pet foods.

b.	Nature of production services – Neither operating segment has production services.

c.	Type or class of customer for their products and services – Both operating segments distribute to veterinarians.

d.
Methods used to distribute their products or provide their services – While MWI in the United States primarily uses UPS to deliver the products and Centaur uses their own route trucks, both operating segments are shipping products directly to their customers.  Neither has a retail outlet nor other method of distribution.

e.
If applicable, the nature of the regulatory environment, for example, banking, insurance or public utilities – The operating segments are located in different countries that have some differences in how the government regulates the products.  However, the vast majority of products are made by vendors that are selling into both markets and the products are the same going into both markets.  The differences between the two countries are not substantial enough that it creates a difference in how the businesses operate.

As a result of the Company’s review of these factors, it determined that the two operating segments could be aggregated in accordance with ASC 280-10-50-11 for reporting purposes.

3.
We note from page five that you provided various components of your product revenues on percentage bases.  Please tell us how you considered ASC 280-10-50-40 which requires that you report the revenues from external customers for each product and service or each group of similar products and services.

Response:

The Company notes the disclosure on page five in its Form 10-K for the year ended September 30, 2011 of the various components of product revenues on a percentage basis and notes the requirement in ASC 280-10-50-40.  MWI respectfully advises the Staff that it provides this estimate to give investors a general sense of the Company’s sales mix of animal health products.  The Company considers the products it sells to be animal health products and supplies representing one “group of similar products and services” pursuant to the provisions in ASC 280-10-50-40.

 In making this determination the Company further considered guidance provided by the Staff on the determination of groups of similar products and services in its Division of Corporation Finance — Current Accounting and Disclosure Issues publication dated March 4, 2005, which states: “Registrants should remember to identify the products and services from which each reportable segment derives its revenues, and to report the total revenues from external customers for each product or service or each group of similar products and services. Disclosures for products and services that are not substantially similar must be disaggregated. The Staff has objected to overly broad views of what constitutes similar products. In its assessment of whether dissimilar products have been aggregated, the Staff may review public disclosures and marketing materials that describe the registrant's products.”

The Company has concluded that its animal health products represent one group of similar products and services for the following reasons:

a.	Substantially all of the products are marketed to one class of customer, veterinarians, to assist those customers in the provision of animal health services.

b.	All of the products are stored and shipped in common warehousing facilities and managed collectively by the Company's warehouse personnel.

c.	The different categories of products are typically purchased from the same vendor on the same purchase order and received in the same shipment at the Company's warehouse facilities.

d.
The Company's sales representatives market all categories of its products on each sales call—the Company does not have separate representatives for different product categories. Customer orders typically include products from multiple categories that are then shipped in the same box to the customer. The customer is invoiced for the entire order on the same invoice and remits one payment.

The Company’s sales of equipment and revenues from its pet cremation business are not considered animal health products.  At September 30, 2011, these amounts represented less than 3% of the Company’s product sales and less than 3% of its total revenues and were not considered material for separate disclosure under ASC 280-10-50-40.  Accordingly, the Company has concluded that substantially all of its product sales represent animal health products comprising one group of similar products and services and additional disclosures required by ASC 280-10-50-40 are not applicable.

Revenue Recognition, page 48

4.
We note from page three and seven that you also offer a variety of value-added services to your customers, including e-commerce platform, pharmacy fulfillment, inventory management system, equipment procurement consultation, special order fulfillment, educational seminars and pet cremation.  Please quantify the amount of revenues generated from these services, tell us how you account for these services and describe your accounting policy for these services, if material.  Also describe any multi-element arrangements in your revenue generating activities and tell us how you account for these arrangements.

Response:

The Company respectfully advises the Staff that the services the Company provides to its customers as described on pages three and seven of Form 10-K are customer loyalty and relationship enhancement tools that the Company uses to encourage its customers to order products from the Company and to facilitate the ordering process.  The Company does not bill its customers for these services separately, nor are they services that would have value separate from their facilitation of its customers’ product purchases from the Company.  These services are not contractual and do not bind the customer to purchase products from MWI.  The only revenues derived from any of these services are from Memorial Pet Care which are immaterial.

The Company further advises the Staff that as of September 30, 2011 it did not have any multi-element arrangements in the Company’s revenue generating activities, including the services described above.  The Company considered the provisions of ASC 605 and concluded that these services are not considered separate units of accounting because the services have no value to the customer on a standalone basis.  The Company does not sell these services separately, nor can customers resell the services.  As such, there is no revenue recognized from these services.

10.  Income Taxes, page 57

5.	Please tell us and provide in future filings components of income (loss) before income tax expense as either domestic or foreign for the periods presented pursuant to Rule 4-08(h) of Regulation S-X.

Response:

Rule 4-08(h) provides an exclusion for disclosing the foreign component of income (loss) before income tax expense if such amount is less than 5% of the total income (loss) before income tax expense.  The Company respectfully advises the Staff that its foreign income before income tax expense for the periods presented in the Form 10-K for the years ended September 30, 2011, 2010 and 2009 was less than 5% of the total income before income tax expense.  As such, the Company did not disclose this item in its Form 10-K.  The Company will continue to evaluate this on an annual basis and if the amount for foreign income before income tax expense for the periods presented exceeds 5%, then the Company will make the appropriate disclosure in accordance with Rule 4-08(h) of Regulation S-X.

Form 10-Q for the fiscal Quarter Ended December 31, 2011

Notes to Condensed Consolidated Financial Statements, page 6

Note 3 – Business Acquisition, page 7

6.
You disclose that you paid $53.4 million in cash and issued 94.3 million shares as consideration for the acquisition of Micro Beef Technologies Ltd.  We further note during the same quarter the Company entered into the Third Amendment to your Credit Agreement which increased the commitment to $150 million.  Your fourth quarter 2011 earnings call indicates that “in connection with the acquisition of Micro” you entered into the amendment to your credit facility, however your Form 10-K for September 30, 2011 and your first quarter Form 10-Q do not indicate that these transactions were related.  Please revise your disclosure in future filings, to clarify that the acquisition was funded by this facility as you have made reference to in your earnings call.

Response:

When the Company stated on its earnings call that the Credit Agreement amendment was entered into “in connection with the acquisition of Micro,” it only meant to explain that the two transactions were completed at about the same point in time.  As disclosed in the current report of the Company on Form 8-K that was filed with the Commission on October 31, 2011, the Micro acquisition closed on October 31, 2011, and the $53.4 million paid in cash  as consideration for the acquisition of Micro was funded with borrowings under the Company’s Credit Agreement as then in effect.  In other words, the Company had sufficient capacity under its Credit Agreement at the time of the closing to fund the cash consideration for the Micro acquisition, even without giving effect to the increase in borrowing capacity which resulted from the Third Amendment.  As disclosed in the current report of the Company on Form 8-K that was filed with the Commission on November 3, 2011, the Company entered into the Third Amendment to its Credit Agreement on November 1, 2011, after the Micro acquisition had already closed.  Therefore, the Company does not believe it would be accurate to revise its disclosure in future filings to provide that the acquisition was funded by the terms of the facility established under the Third Amendment to the Company’s Credit Agreement.  The Company acknowledges the Staff’s comment however and will better clarify the timing of these two events in future filings.

Q4 2011 Earnings Conference call

7.
We note from the transcript of the Q4 2011 earnings conference call held on November 3, 2011 that your CFO provided a non-GAAP financial measure for your diluted earnings per share to be $0.83, excluding the impact of the direct acquisition-related expenses for the Micro acquisition.  Please tell us how you met the requirement set forth by Regulation G when a non-GAAP financial measure was provided in your earnings conference call.

Response:

The Company acknowledges the reference to the non-GAAP measure in its Q4 2011 earnings conference call.  The Company respectfully advises the Staff that in its response to the Staff’s comment the Company has posted on its website the most directly comparable financial measure to the financial measure disclosed in the earnings call, GAAP earnings per share, as well as a reconciliation of the difference between the non-GAAP financial measure disclosed and the most directly comparable financial measure.  In the event in the future the Company elects to disclose a non-GAAP measure which excludes acquisition related expenses, the Company will simultaneously make publicly available on its website or otherwise the closest comparable GAAP financial measure and the reconciliation required by Regulation G.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at (215) 994-2621 or by facsimile at (215) 655-2621.  Thank you for your cooperation and attention to this matter.

Very truly yours,

/s/ Stephen M. Leitzell

Stephen M. Leitzell